Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

Madison Gas and Electric Company mailed the following report to its shareholders, employees and others in the financial community:

March 2002

Inside View

Madison Gas and Electric Company

MGE your community energy company

Madison, WI
Nasdaq: MDSN

MGE Chairman, President and CEO Gary J. Wolter shares his candid views on MGE's performance and important energy issues.

Gary J. Wolter
Chairman, President and CEO

The Dow Jones Utility Average closed down nearly 29% in 2001, reflecting the challenges many utilities faced last year. How does MGE's performance compare?

MGE outperformed many utilities in 2001 based on numerous measures. MGE's common stock price rose nearly 17% last year, closing at $26.45. Our strong price appreciation ranked MGE No. 6 in the nation out of 91 electric power companies.

We produced the second-highest earnings in MGE history – $1.62 per share. This is a notable achievement in a year when unusually warm weather resulted in gas deliveries dropping nearly 6%. Our solid 2001 results also followed record earnings of $1.67 per share achieved in 2000. In addition:

- MGE's 5% dividend yield exceeded the industry average of 4.53%.
- MGE was one of only 289 companies in the nation recognized for consistent dividend growth for at least 10 years. We have increased dividends each year since 1980 and paid cash dividends annually since 1909.
- MGE's five-year compounded total return of more than 12% exceeded the average of other Wisconsin utilities (6.02%) and the national Edison Electric Institute Investor-Owned Electrics Index (9.77%). *(Total return includes stock price appreciation and reinvested dividends.)*
- Standard & Poor's latest credit rating ranks MGE No. 1 in the nation for combination gas and electric utilities. This was a significant accomplishment at a time when many other utility credit ratings were lowered due to concerns about risky unregulated ventures.

Earnings Per Share
$1.40
$1.38
$1.48
$1.67
$1.62
1997
1998
1999
2000
2001

What factors enable MGE to outperform other utilities?

As a community energy company, we focus on our core business: supplying electricity and natural gas to customers. We help our

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Inside View

customers and communities grow. Their success contributes directly to MGE's bottom line, adding value for our investors.

We serve one of the fastest-growing areas in Wisconsin.

- Our crews installed a record number of new residential gas services in 2001 – the fourth year in a row we've seen exceptional residential growth.
- Since 1995, more than $2.7 billion was invested in commercial and industrial facilities in Dane County – and significant investment continues.
- Major expansions are under way in downtown Madison, on the university campus and throughout our service area. Many worldwide industry leaders are expanding here: Covance, Placon, Electronic Theatre Controls, Wisconsin Physicians Service and CUNA Mutual Group.

Madison is also recognized as one of the top biotechnology centers in the nation. More than 440 high-tech and biotech companies in Dane County reported revenues totaling $4 billion in 2001. This growing industry has created more than 8,500 jobs in Dane County over the past five years.

Last year, we acquired the Prairie du Chien Gas Co., adding about 3,500 natural gas customers. This acquisition is a good fit for MGE. Our other gas operations in western Wisconsin will share resources for customer installations, maintenance and other work.

Finally, MGE's size is an advantage. We are in touch with our customers and act quickly as needs change. Our dedicated employees understand the need to control costs, while maintaining superior customer service.

Combined, these factors help MGE maintain strong financial performance that produces competitive results for our investors.

What is the most significant challenge MGE faces?

Our biggest challenge is keeping pace with customer growth and rising electric use. Last summer, our customers set a new record for peak demand that was 7% higher than the record set in 2000. We typically expect peak demand to grow an average of 3% each year.

Projections show Dane County will add about 70,000 people by 2020. More electricity is also used in homes and businesses with the wide range of electronic devices available today. While our customers'

Courtesy of B. Wolfgang Hoffman

MGE provided financing for energy-saving equipment and building improvements to help attract Gala Design to the Madison area. This growing firm has patented technologies for producing biopharmaceutical proteins.

"MGE needs about 300 megawatts of new electric generating capacity in the next 10 years to meet customers' growing demand."

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Inside View

electric use grows, only 15% of their electric needs are met by generating facilities in Dane County.

MGE needs about 300 megawatts (MW) of new electric generating capacity in the next 10 years to meet customers' growing demand. We are taking several steps to meet this challenge.

Construction cranes dominate the skyline in downtown Madison and on the University of Wisconsin campus. MGE needs to invest in new power plants to keep pace with customers' growing demand.

- We propose building a cogeneration plant on the UW-Madison campus. This unit would expand the university's capacity to heat and cool the increasing number of buildings on campus. It would also produce up to 150 MW of electricity in the heart of our service area.
- We have secured long-term contracts to buy electricity from new gas-fired power plants. MGE will buy 100 megawatts of electricity starting this year and another 75 MW starting in 2004.
- We have negotiated an option to own up to 150 MW of generating capacity from clean coal-fired plants proposed in Wisconsin.

Over the next decade, we plan to increase MGE's assets by more than 80% with investments in: 1) new and existing facilities required to meet our customers' growing energy needs and 2) new technology that will improve customer service. These investments will earn a return for our investors.

How will MGE finance new power plants?

We plan to form MGE Energy, Inc., a holding company that will give us more flexibility for financing the new facilities needed to meet our customers' growing demand. MGE Energy will build and own the new power plants with long-term leases to MGE. Our investors will earn a return on the generation assets owned by the holding company.

Will forming a holding company change MGE's strategic direction?

Absolutely not. Some utilities have used holding companies to diversify into risky ventures – and they have suffered the consequences. Let me assure you MGE will **not** go down that path. We remain focused on our core gas and electric business.

MGE also remains committed to paying dividends in an era when many other utilities have cut or frozen dividends. Our financial strength is built on individual investors who count on MGE dividends to pay bills, travel and enjoy retirement. We will **not** stray from our core values of

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*"We will **not** stray from our core values of paying dividends and producing long-term growth for our investors."*

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Inside View

"As we move forward, MGE will remain a stable, income-producing investment with an important niche in a balanced portfolio."

paying dividends and producing long-term growth for our investors. The holding company will allow us to maintain the traditional risk profile our investors expect, while providing flexibility to invest in the infrastructure needed to serve our growing customers. MGE will remain faithful to our loyal investors.

What steps are required to create the holding company?

Our shareholders will vote on the holding company proposal this spring. MGE's board of directors recommends a "yes" vote to proceed with this process. Assuming shareholder and regulatory approvals are received, MGE Energy will be formed in 2002.

As we move forward, MGE will remain a stable, income-producing investment with an important niche in a balanced portfolio.

Holding Company Information

A registration statement has been filed with the Securities and Exchange Commission (SEC) on Form S-4 containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy and other relevant documents concerning the holding company proposal. The common stock of MGE Energy may not be sold, nor may offers to buy be accepted prior to when the registration statement is effective.

MGE, its directors and executive officers may be deemed to be participants in the solicitation of proxies from MGE shareholders. MGE Energy may also be deemed to be a participant in the solicitation. Additional details regarding MGE, MGE Energy and their respective directors and officers, including beneficial ownership information, will be available in the joint proxy statement and prospectus.

This article shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Investors can obtain the documents filed with the SEC free of charge at the SEC's web site: www.sec.gov under the name MGE Energy or by contacting MGE's Shareholder Services staff. Call 608-252-4744 or 1-800-356-6423. E-mail: shareservices@mge.com. Web: www.mge.com.

Shareholders will receive a copy of the definitive joint proxy statement and prospectus in spring 2002. At that time, the definitive proxy statement, prospectus and other documents filed with the SEC by MGE and MGE Energy will be available free of charge from the SEC and MGE.

For More Information

Madison Gas and Electric Co.
133 S. Blair Street, P.O. Box 1231, Madison, WI 53701-1231
Contact Shareholder Services at: shareservices@mge.com. Visit www.mge.com.
Call Vice President and Treasurer Jeff Newman at (608) 252-7149.

Printed on recycled paper.

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